EX-99.B-77I

SUB-ITEM 77I   Terms of new or amended securities:

               Pursuant to the authority vested in the Board of Directors of the Corporation by Article FIFTH of the Articles of Incorporation of the Corporation, the Board of Directors hereby, in accordance with Sections 2-105 and 2-605(a)(4) of the Maryland General Corporation Law, redesignates the shares previously designated as Class B shares of a series as Class C shares of that series and combines such redesignated shares and the Class C shares of that series to result in a single class, Class C, of such series, effective March 24, 2000